China Housing & Land Development, Inc.
1008 Liuxue Road, Baqiao District
Xi’an, Shaanxi Province 710038
People’s Republic of China

November 2, 2015

Via EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Housing & Land Development, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2015
File No. 001-34065

Schedule 13E-3
Filed October 5, 2015
File No. 005-81759

Dear Ms. Long:

China Housing & Land Development, Inc. (the “Company”) hereby submits its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 20, 2015 (the “Comment Letter”), with respect to the Schedule 13E-3, File No. 005-81759 (the “Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34065 (the “Preliminary Proxy Statement”), both filed on October 5, 2015 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and followed, in each case, by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3 Amendment”) and Amendment No. 1 to Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) in response to the Staff’s comments. In addition, we are hand delivering courtesy hard-copies of the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment marked to show the changes between: (i) the Schedule 13E-3 and the Schedule 13E-3 Amendment; and (ii) the Preliminary Proxy Statement and the Preliminary Proxy Statement Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement Amendment.

Preliminary Proxy Statement on Schedule 14A filed October 5, 2015

Background of the Transaction, page 11

1.	We note your disclosure that your Board and senior management, from time to time, have considered strategic alternatives available to you. Please provide a more detailed discussion of the strategic alternatives that have been considered in connection with the current transaction and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

COMPANY RESPONSE: The Board of Directors (the “Board”) of the Company considered commencing another repurchase program to raise the Company’s share price; however, the Board ultimately rejected this alternative because: (i) in the past four years, the Board implemented two general repurchase programs to increase its stock price by repurchasing up to $15 million of the Company’s outstanding common stock but they were ineffective; (ii) it would deplete the Company’s cash-on-hand at a strategically important juncture for the Company’s continued existence as a going concern; and (iii) such repurchase program alternative would not alleviate the cost incurred by the Company to remain a publicly traded entity.

The Company also tried to raise its stock price by engaging investor relations consultants and attending investor conferences. None of these efforts was successful. The Company received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) on December 22, 2014, stating that due to its low bid price the Company’s common stock was not in compliance with Nasdaq’s minimum bid price threshold. In order to comply with this continued listing rule, the Company effected a reverse stock split at a ratio of “one-for-five” (“1-for-5”) in April 2015. However, the stock price of the Company’s common stock has continued to decline following such reverse stock split.

In light of the significant decline in the Company’s financial performance since 2014, the weak real estate market in Xi’an and China generally, the slowdown of the Chinese economy overall and the Rezoning in 2015, the Company believes that it would be even less attractive to potential acquirors at the present time compared with the prior period when senior management of the Company unsuccessfully solicited proposals from both financial and strategic investors. In addition, we respectfully note that the Board did not seek to contact third party investors following the July 22, 2015 meeting as the Board did not believe such efforts would result in any meaningful interest in the Company. In fact, despite all the public disclosures regarding the Company’s current situation, no third party has emerged to indicate an interest in acquiring the Company since November 2013.

We have revised our disclosures in response to the Staff’s comment. Please refer to the updated disclosures on page 12 of the Preliminary Proxy Statement Amendment.

2.	You disclose that Duff & Phelps provided updates of their financial due diligence at the September 8, 2015, September 15, 2015 and September 29, 2015 meetings. You also disclose on page 32 that in connection with Duff & Phelps’ preparation of its Opinion, it reviewed the Projects and Market Analysis Report prepared for the Company by China Real Estate Information Corporation. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Duff & Phelps during the special committee’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c ) of Regulation M-A that have not already been filed as exhibits, including the Projects and Market Analysis Report prepared by China Real Estate Information Corporation. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

COMPANY RESPONSE: We respectfully advise the Staff that the updates provided orally by Duff & Phelps at the September 8, 2015 and September 15, 2015 meetings were simply periodic updates to the Committee as to how its financial due diligence work was progressing from when it was first retained to the point where Duff & Phelps would likely be in a position to render an opinion. No opinion, report or appraisal was provided by Duff & Phelps to the Special Committee regarding the valuation of the Company, the consideration or fairness of the consideration to be offered to the stockholders, including unaffiliated stockholders, of the Company, the fairness of the Transaction or any such similar matters prior to September 29, 2015, when Duff & Phelps first delivered its opinion to the Special Committee. At the September 8, 2015 Special Committee meeting, Duff & Phelps merely suggested to the Special Committee that it might want to discuss with members of the Company’s management whether there was any room for a possible increase in the proposed offering price. Such inquiry was not intended to and should not be construed as a recommendation or opinion to the Special Committee regarding the valuation of the Company, the consideration or fairness of the consideration to be offered to Company stockholders that would be cashed out in the Transaction. At the September 8, 2015 Special Committee meeting, Duff & Phelps did not present any comment, opinion or question with respect to the fairness of the offering price of US$2.70 per share that the Senior Executives proposed on August 26, 2015. Therefore, we are of the view that none of the periodic updates constituted a separate “report”, “opinion” or “appraisal” that is materially related to the Rule 13e-3 transaction pursuant to Item 1015 (a) of Regulation M-A.

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In response to the Staff’s comment, we have revised our disclosures. Please refer to the updated disclosures on page 13 of the Preliminary Proxy Statement Amendment. In addition, we have filed the Projects and Market Analysis Report prepared by China Real Estate Information Corporation as Exhibit D to the Preliminary Proxy Statement Amendment with certain portions redacted and concurrently submitted a request to the Commission for confidential treatment of those certain portions of the report that contain confidential and competitively sensitive information.

3.	We refer to the presentation materials filed as exhibits to the Schedule 13e-3 and disclosure provided by the financial advisor that they relied upon projections provided by management. Please disclose or confirm that you have disclosed all of the financial forecasts that management and/or the board provided to the financial advisors or any projections that the advisor developed. Please disclose or confirm you have disclosed the material assumptions underlying the forecasts.

COMPANY RESPONSE: We hereby confirm that we have disclosed all of the financial forecasts that management provided to the financial advisor as well as the material assumptions underlying our forecasts in the Preliminary Proxy Statement Amendment. Please note that the Board has never provided any financial forecasts to the financial advisor, and the financial advisor has never developed any projections regarding the Company’s expected future financial performance.

Fairness of the Transaction, page 19

4.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Special Committee and adopted by the Board do not appear to include the factors described in clause (vi) of Instruction 2 to Item 1014 or Item 1014(c) or explain why such factors were not deemed material or relevant.

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COMPANY RESPONSE: We have revised our disclosures in response to the Staff’s comment. Please refer to the updated disclosures on pages 8, 22 and 24 of the Preliminary Proxy Statement Amendment.

5.	Similarly, the preceding comment applies to the fairness determination of the Senior Executives with respect to all of the factors referenced in Item 1014. If the Senior Executives based their fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Senior Executives must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

COMPANY RESPONSE: We have revised our disclosures in response to the Staff’s comment. Please refer to the updated disclosure in “Special Factors—Position of the Senior Executives as to Fairness of the Transaction” on page 24 of the Preliminary Proxy Statement Amendment.

Certain Relationships and Related Party Transactions, page 49

6.	Supplementally advise us of the executive officer whose spouse is an affiliate of Xi’an Xinxing Days Hotel & Suites and whether he or she shares beneficial ownership of any shares of China Housing & Land Development, Inc. with his or her spouse. We may have further comment.

COMPANY RESPONSE: The spouse of our Chief Operating Officer and director, Ms. Jing Lu, is an affiliate of Xi’an Xinxing Days Hotel & Suites. Ms. Lu makes all decisions regarding the voting, sale and purchase of the Company’s securities independently and does not consult with, rely on or receive directions from her spouse when making such decisions. As such, Ms. Lu’s spouse does not have any voting or investment power over the Company’s securities held by Ms. Lu and does not share beneficial ownership of such securities.

7.	Supplementally advise us of the executive officer whose spouse is an affiliate of Shanghai Xinying Fund, LLC and whether he or she shares beneficial ownership of any shares of China Housing & Land Development, Inc. with his or her spouse. We may have further comment.

COMPANY RESPONSE: The spouse of our Chief Operating Officer and director, Ms. Jing Lu, is an affiliate of Shanghai Xinying Fund, LLC. As indicated above in our response to comment #6, Ms. Lu makes all decisions regarding the voting, sale and purchase of the Company’s securities independently and does not consult with, rely on or receive directions from her spouse when making such decisions. As such, Ms. Lu’s spouse does not have any voting or investment power over the Company’s securities held by Ms. Lu and does not share beneficial ownership of such securities.

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In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Woon-Wah Siu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, the counsel of the Special Committee at +86.21.6137.7924.

Sincerely,

CHINA HOUSING & lAND DEVELOPMENT, INC.

By:	/s/ Jing Lu
Jing Lu
Chief Operating Officer

cc:	Woon-Wah Siu, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP

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